KH 8/16

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/10 (MM/DD/YY) AND ENDING 3/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coordinated Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 River Place Commerce Center III
(No. and Street)

Madison	WI	53716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy Williams — 608-221-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

115 South 84th Street, Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021660

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 8/16

OATH OR AFFIRMATION

I, Mari Buechber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coordinated Capital Securities, Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
STATE OF WISCONSIN
TRACY WILLIAMS

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) (the "Company") as of March 31, 2011 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coordinated Capital Securities, Inc. as of March 31, 2011 and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 20, 2011

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
March 31, 2011

ASSETS

Cash and cash equivalents	$ 229,515
Commissions receivable	382,911
Marketable securities	204,465
Customer list	42,000
TOTAL ASSETS	$ 858,891

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 384,354
Total Liabilities	384,354
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	224,061
Total Stockholder's Equity	474,537
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 858,891

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF OPERATIONS
Year Ended March 31, 2011

REVENUE	
Commissions	$ 6,572,123
Other income	474,096
Total revenue	7,046,219
OPERATING EXPENSES	
Commissions, other compensation and related benefits	5,389,154
Clearing and execution	127,788
Management fees	900,000
Other operating expenses	543,321
Total operating expenses	6,960,263
NET INCOME	$ 85,956

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended March 31, 2011

	Common Stock	Additional Paid-in Capital	Retained earnings	Total Stockholder's Equity
BALANCES, April 1, 2010	$ 6,000	$ 244,476	$ 138,105	$ 388,581
2011 net income	-	-	85,956	85,956
BALANCES, March 31, 2011	$ 6,000	$ 244,476	$ 224,061	$ 474,537

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
Year Ended March 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 85,956
Adjustments to reconcile net income to net cash flows from operating activities	
Net unrealized gains on marketable securities	(18,428)
Changes in operating assets and liabilities	
Commissions receivable	(57,317)
Commissions payable	47,410
Net Cash Flows provided by Operating Activities	57,621
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of marketable securities	(58)
Net Cash Flows used in Investing Activities	(58)
Net Change in Cash and Cash Equivalents	57,563
CASH AND CASH EQUIVALENTS - Beginning of Year	171,952
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 229,515

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
March 31, 2011

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business in financial services. The Company offers mutual funds, variable insurance products, college savings plans and alternative investments with investment companies and sponsors throughout the United States. The Company also offers general securities on a fully disclosed basis through its clearing firm. The Company is a state-registered investment advisor and also provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities, primarily mutual funds, are stated at market value and and are classified as trading securities. Investment transactions are recorded on trade date. Realized gains and losses and changes in unrealized gain and losses on investments are recognized in the periods in which the securities are sold or the changes occur using the specific-identification method and are included in other income on the Statement of Operations. Interest and dividends on securities are included in interest income when earned.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of commissions receivable. As of March 31, 2011, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Commission Revenue

The Company recognizes revenue at the time applications are completed and submitted. Transactions involving registered traded securities are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

Customer List

The customer list is carried at cost. Each year the Company reviews the list and writes off any accounts which are no longer active customers.

Income Taxes

The Company is included in the consolidated income tax return of the Parent. The Company pays the income taxes for which they are liable. There are no uncertain income tax positions which require accounting recognition as of March 31, 2011.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through May 20, 2011, which is the date that the financial statements were approved and available to be issued.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2011, the Company had net capital of $363,022 and a net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2011 was 1.06 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc., and Coordinated Partners, Inc. Coordinated Partners, Inc. is the general partner of several limited partnerships.

During the period ended March 31, 2011, the Company paid management fees of $900,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses.

NOTE 5 - Fair Value Measurements

Accounting guidance for fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ablility to access at the measurement date;
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

NOTE 5 - Fair Value Measurements (cont.)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used by the Company for investments measured at fair value:

Marketable Securities. These securities are valued based on quoted prices in an active market and are classified within Level 1 of the valuation hierarchy.

The following is a summary of the valuation hierarchy used for the the Company's marketable securities as of March 31, 2011:

	Level 1	Level 2	Level 3	Total Carrying Value
Marketable Securities	$ 204,465	$ -	$ -	$ 204,465

SUPPLEMENTAL INFORMATION

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying financial statements of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) as of and for the year ended March 31, 2011, and have issued our report thereon dated May 20, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 20, 2011

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
March 31, 2011

AGGREGATE INDEBTEDNESS	
Commission payable	$ 384,354
Total Aggregate Indebtedness	$ 384,354
Minimum required net capital (based on aggregate indebtedness)	$ 25,624
NET CAPITAL	
Stockholder's equity	$ 474,537
Deductions:	
Non-allowable commissions receivable	(42,542)
Haircuts on investments	(26,973)
Other long-term assets	(42,000)
Net Capital	363,022
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 313,022
Ratio of aggregate indebtedness to net capital	1.06 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Coordinated Capital Securities, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Coordinated Capital Securities, Inc. (the "Company"), as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 20, 2011

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS
Including Independent Auditors' Report
March 31, 2011

BAKER TILLY

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS
Including Independent Auditors' Report
March 31, 2011

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

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